UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended December 31, 1996
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-43747
                       --------




                      SATURN PERSONAL CHOICES SAVINGS PLAN
                           FOR NON-REPRESENTED MEMBERS
                         -------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              100 Renaissance Center, Detroit, Michigan 48243-7301
               3044 West Grand Blvd., Detroit, Michigan 48202-3091
               ---------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313)-556-5000


    Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:





                                          Peter R. Bible
                                          Chief Accounting Officer
                                          General Motors Corporation
                                          3044 West Grand Blvd.
                                          Detroit, Michigan 48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)   FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                 Page No.
      -----------------------------------------------                 --------

      Saturn Personal Choices Savings Plan for Non-Represented Members:
        Independent Auditors' Report. . . . . . . . . . . . . . . . .      3
        Statements of Net Assets Available for Benefits, as of
          December 31, 1996 and 1995. . . . . . . . . . . . . . . . .      4
        Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1996 and 1995. . . . . . .      5
        Notes to Financial Statements . . . . . . . . . . . . . . . .      6
        Supplemental schedules:
          Line 27a-Schedule of Assets Held for Investment Purposes,
            as of December 31, 1996 . . . . . . . . . . . . . . . . .      17
          Line 27d-Schedule of Reportable Transactions for the
            Year Ended December 31, 1996. . . . . . . . . . . . . . .      19
        Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)   EXHIBIT
      -------

      Exhibit 23 - Independent Auditors' Consent  . . . . . . . . . .      20





                                                 SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                         Saturn Personal Choices Savings
                                         Plan for Non-Represented Members
                                         --------------------------------
                                                    (Name of plan)



Date  June 20, 1997                    By:
      -------------
                                         /s/John F. Smith, Jr.
                                         ------------------------------
                                         (John F. Smith, Jr., Chairman
                                           President's Council)

INDEPENDENT AUDITORS' REPORT
----------------------------

Saturn Personal Choices Savings Plan
for Non-Represented Members:

We have audited the accompanying statements of net assets available for benefits of the Saturn Personal Choices Savings Plan for Non-Represented Members (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1996 and (2) reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


Nashville, Tennessee
June 13, 1997


                      SATURN PERSONAL CHOICES SAVINGS PLAN
                           FOR NON-REPRESENTED MEMBERS

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1996 AND 1995


                                                 1996              1995
ASSETS:                                      -----------       -----------

Investments, at fair value:
   Value of interest in General Motors
     Savings Plans Master Trust              $40,974,143       $34,004,854
   Fixed Income Fund                           2,583,252           769,022
   Mutual Funds                               13,331,005         5,715,718
   Loans to participants                       2,055,338         1,195,211

Investments, at contract value:
   Investment contracts stated at cost
     plus accumulated interest                 7,722,513         6,350,314

Receivables
   Contributions                                       -         1,197,538

Accrued investment income                              -            49,754
                                              ----------        ----------

        Total assets                          66,666,251        49,282,411

LIABILITIES:
   Due to brokers for securities purchased,
     not settled                                  52,085            16,107
                                              ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS            $66,614,166       $49,266,304
                                              ==========        ==========



Reference should be made to the Notes to Financial Statements.




                            SATURN PERSONAL CHOICES SAVINGS PLAN
                                 FOR NON-REPRESENTED MEMBERS

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                       FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                 1996              1995
                                                 ----              ----
ADDITIONS:
   Investment income:
     Net appreciation in
      fair value of investments                 $193,755           $124,553
     Dividends                                   883,862            232,740
     Interest                                    933,724            531,380
     Net investment income from the General
      Motors Savings Plans Master Trust        2,418,034          7,792,890
                                              ----------         ----------

        Total investment income                4,429,375          8,681,563

   Interest on loans                             124,926             61,661

   Contributions:
     Employer                                  2,835,614          1,890,037
     Participants                             11,100,551         11,932,524
                                              ----------         ----------

        Total contributions                   13,936,165         13,822,561
                                              ----------         ----------

     Total additions                          18,490,466         22,565,785

DEDUCTIONS:
   Benefits paid to participants               1,139,224          1,207,976
   Forfeitures                                     3,380              9,468
                                              ----------         ----------

        Total deductions                       1,142,604          1,217,444

NET INCREASE                                  17,347,862         21,348,341

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                          49,266,304         27,917,963
                                              ----------         ----------

   End of year                               $66,614,166        $49,266,304
                                              ==========         ==========




Reference should be made to the Notes to Financial Statements.


                      SATURN PERSONAL CHOICES SAVINGS PLAN
                           FOR NON-REPRESENTED MEMBERS

                          NOTES TO FINANCIAL STATEMENTS

A.  PLAN DESCRIPTION

Saturn Corporation ("Saturn"), a wholly-owned subsidiary of General Motors Corporation ("Corporation"), established a defined contribution plan, the Saturn Personal Choices Savings Plan for Non-Represented Members. The Finance Committee of the Corporation's Board of Directors acts as the Plan fiduciary and, along with various officers, employees and committees with authority delegated by the Plan fiduciary, controls and manages the operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Assets of the Plan are held by various investment managers under the direction of a Trustee. The Plan provides eligible non-represented members with tax-deferred and after-tax voluntary savings opportunities. Participant savings are matched, in part, by Saturn contributions credited to the Plan. The following brief description of the Plan is provided for general information purposes only. Refer to the "Complete Text" of the Plan for a comprehensive description.

    PARTICIPATION Eligibility in the Plan is restricted to regular employees of Saturn compensated fully or partly by salary who are not represented by the United Auto Workers ("UAW") or other labor organizations. Employees who are classified as temporary, contract or leased employees are not eligible to participate. Eligible employees may participate in the Plan and accumulate savings as of the first day of employment. Employees on approved disability leaves of absence or certain special leaves of absence, remain eligible to accumulate savings for a period of one year while on such leaves.

    PARTICIPANT CONTRIBUTIONS
    Participants may elect to contribute to the Plan in several ways:

    o Participants may contribute up to 20% of Eligible Monthly Salary on an after-tax basis whereby the contributions are included in the participant's taxable income in the period of contribution ("After-Tax Savings").

    o Participants may contribute up to 20% of Eligible Monthly Salary, or $9,500 and $9,240 for the years ended 1996 and 1995, respectively, whichever is less, on a tax-deferred basis whereby the contributions are excluded from the participant's taxable income until such amounts are distributed to the participant from the Plan ("Tax-Deferred Savings").

    o Participants may elect to combine the above contribution methods, provided the contribution limitations noted above are not exceeded.

    o Participants who have transferred to Saturn from another unit of the Corporation are allowed to transfer assets into the Plan from the General Motors Corporation Savings-Stock Purchase Program Trust. Transfers in process relating thereto were $0 and $1,197,538 at December 31, 1996 and 1995, respectively.

    o Newly hired Employees are permitted to make a rollover contribution equal to the taxable portion of cash proceeds received from a previous employer's qualified savings plan ("Rollover Contributions").

                      SATURN PERSONAL CHOICES SAVINGS PLAN
                           FOR NON-REPRESENTED MEMBERS

                    NOTES TO FINANCIAL STATEMENTS - Continued

    SATURN MATCHING CONTRIBUTIONS
    Saturn currently matches Participant Savings up to 50% of Basic Savings (60% effective January 1, 1997). From January 1, 1995 to June 30, 1995, the Saturn match was 25%. A participant's "Basic Savings" are defined as savings which do not exceed 6% of Eligible Monthly Salary.

    Description of Investment Options:

    GENERAL MOTORS CORPORATION COMMON STOCK $1-2/3 PAR VALUE, EDS COMMON STOCK FUND, AND CLASS H $0.10 PAR VALUE - Under these options, a participant's contributions are invested in the respective classes of common stock.

    Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which a direction has not been received by the required deadline.

    As of January 1, 1995, assets invested in each of the classes of common stock ($1-2/3 par value, EDS Common Stock Fund, and Class H)were expressed in terms of units rather than shares of stock as previously expressed. Each unit represents a proportionate interest in all of the assets of the particular class of common stock fund. The number of units credited to each participant's account will be determined by the amount of the participant's contributions and the purchase price of a unit in the respective class of common stock fund.

    EDS Common Stock Fund - Effective June 7, 1996 the net assets of Electronic Data Systems ("EDS") were split-off from the net assets of General Motors. In connection with the split-off, all shares of GM Class E Common Stock were converted to shares of EDS Common Stock, and participant assets in the GM Class E Common Stock Fund were converted to the EDS Common Stock Fund. The EDS Common Stock Fund will remain as an investment option in the Plan through July 31, 2001; however, no further contributions or exchanges from any other investment options into the EDS Common Stock Fund will be permitted during that time. Dividends, if any, paid on EDS Common Stock held by the Plan will be invested in an income fund investment option prior to allocation to participant accounts. Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the EDS common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

    EQUITY INDEX FUND - Under this option, participant contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard and Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

                      SATURN PERSONAL CHOICES SAVINGS PLAN
                           FOR NON-REPRESENTED MEMBERS

                    NOTES TO FINANCIAL STATEMENTS - Continued

    BALANCED FUND - Under this option, contributions are invested in equity and fixed income investments selected from opportunities available in the entire global capital market, including large and small capitalization common stocks, investment and non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. and non-U.S. issuers.

    From time to time, investment managers may use derivative financial instruments including forward exchange contracts and futures contracts. Derivative instruments are used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan's interest in funds which utilized such financial instruments is not considered significant to the Plan's financial statements.

    Effective January 1, 1995, the above three options were included under the General Motors Savings Plans Master Trust. (See Note F.)

    INCOME FUND - Under this option, funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets.

    The crediting interest rates, fund managers, and contract value of the investment contracts at December 31, 1996 and 1995, respectively, were as follows:

         Interest  Interest
         Rate      Rate
         as of     as of          Fund                  Investment Contracts
         12/31/96  12/31/95      Manager                  1996        1995
         --------  --------  ------------------------  ---------    ---------
         6.51%       -       New York Life             $1,048,665  $        -
         6.22%     6.00%     John Hancock Mutual Life   2,049,572   1,079,168
         6.51%     6.00%     John Hancock Mutual Life   1,405,582   1,446,083
         7.42%     7.10%     Metropolitan Life          2,994,071   3,050,842
         6.23%     6.23%     Principal Mutual Life        150,660     521,108
         7.27%     7.27%     Provident National            73,963     253,113
                                                        ---------   ---------
                                                       $7,722,513  $6,350,314
                                                        =========   =========

    The contract value of the investment contracts approximates their fair value at December 31, 1996 and 1995. The average yield on the investment contracts for the years ended December 31, 1996 and 1995 was 6.79% and 6.60%, respectively.

    In 1996 and 1995, investments were also made in short-term U.S. Government debt obligations and cash. At December 31, 1996 and 1995, the fair value of such investments, considered as the Fixed Income Fund, was $2,583,252 and $769,022, respectively.

                      SATURN PERSONAL CHOICES SAVINGS PLAN
                           FOR NON-REPRESENTED MEMBERS

                    NOTES TO FINANCIAL STATEMENTS - Continued

MUTUAL FUNDS - This option is comprised of four core option mutual funds and thirty-five self directed account mutual funds managed by Fidelity Investments. (See Note C.) The core option mutual funds are Fidelity Magellan, Puritan, Contrafund and Asset Manager. Each fund has a different objective and investment strategy. To pursue their objectives, the fund managers invest in a wide variety of investments. Complete information about each fund's objectives and investments is contained in that fund's prospectus.

VESTING
Employee contributions vest immediately. Saturn matching contributions and earnings thereon vest fully upon the attainment of 5 years of credited service, death, total and permanent disability or retirement.

DISTRIBUTIONS
Employees may withdraw their Tax-Deferred Savings after they reach age 59-1/2 or prior to age 59-1/2 for Financial Hardship, as defined in the Plan's "Complete Text". After-Tax Savings, vested Saturn matched contributions and related earnings may be withdrawn any time upon a participant's request. Upon termination of employment, a final distribution of assets is made unless termination is by retirement, or the participant's account balance exceeds $3,500. In those instances, the distribution may be deferred until April 1 of the year after the participant reaches the age of 70-1/2.

There were no distributions payable to participants included in net assets available for benefits as of December 31, 1996 and 1995.

TRANSFERS
Participants may transfer assets between Investment Options at any time, with certain limitations.

LOANS
Participants may borrow once per calendar year from both their Tax-Deferred and After-Tax Savings assets. The amount and term of the loans are limited under the Plan. Loans bear a rate of interest equal to the prime lending rate as of the last business day of the calendar quarter immediately preceding the date the Participant gives appropriate direction for a loan to the Plan recordkeeper (interest rates for outstanding loans at December 31, 1996 ranged from 6% to 9%). Interest paid on the loans is credited back to the borrowing participant's account in the Plan. No earnings will accrue to the assets liquidated for the loan. At December 31, 1996 and 1995 loans to participants were $2,055,338 and $1,195,211, respectively.

TERMINATION OF THE PLAN
Although it has not expressed any intent to do so, Saturn has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, the Administrator may direct the Trustee to:

    o continue to administer the Plan and pay account balances in accordance with the Plan's distribution policy described in Note A, or

    o distribute the assets remaining in the Plan in a lump sum to participants and beneficiaries in proportion to their respective account balances.
                                                   - 9 -

                      SATURN PERSONAL CHOICES SAVINGS PLAN
                           FOR NON-REPRESENTED MEMBERS

                    NOTES TO FINANCIAL STATEMENTS - Continued

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

    o  Investments are stated as follows:
       - Value of Interest in General Motors Savings Plans Master Trust - at estimated market prices of the assets in the Master Trust as determined by the investment manager.
       - Investment Contacts - at contract value, which consists of cost plus accumulated interest.
       - Fixed Income Fund - at estimated market prices of the assets in the Fund as determined by the investment manager.
       -  Mutual Funds - at quoted market value.

    o General Motors Corporation Common Stocks acquired by the Trustee for purposes of the Plan may be obtained by purchases on the open market or from the Corporation by subscription or purchase. Such stock acquired by the Trustee on the open market is credited to the participants' accounts at the average per share cost of such purchases (excluding brokerage commissions, transfer taxes, etc.) made for each month. Stock obtained by the Trustee directly from the Corporation is credited to participants' accounts either at the average per share cost to the Trustee of the open market purchases of the stock acquired for a particular month or, in those months in which the Trustee acquires no stock on the open market, at the average of the daily mean high and low market prices of the stock as reported on the Composite Tape of Transactions for such month.

    o  Securities transactions are recorded on the date the trades are executed.

    o Net appreciation in value of investments held, sold, or distributed represents the change in the market value of the Plan's investments during the year.

    o  Investment income is recognized as earned.

    o  Certain costs of Plan administration are paid by Saturn.

    o The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

    o Certain reclassifications have been made to prior-year amounts to conform with current-year presentation.















                                                   - 10 -

                      SATURN PERSONAL CHOICES SAVINGS PLAN
                           FOR NON-REPRESENTED MEMBERS

                    NOTES TO FINANCIAL STATEMENTS - Continued

C.  INVESTMENTS

The table below details the investment managers, the investment types and the carrying value of investments as of December 31, 1996 and 1995.

Investment Manager            Investment Type               1996       1995
------------------   ---------------------------------  ----------- ----------
State Street Bank    Value of Interest in General
   and Trust          Motors Savings Plans Master
                      Trust                           $40,974,143* $34,004,854*

State Street Bank
   and Trust         Fixed Income Fund                  2,583,252      769,022

Fidelity             Magellan                           2,831,013    1,763,174
Fidelity             Puritan                            1,234,619      547,424
Fidelity             Contrafund                         4,441,748*   1,294,796
Fidelity             Asset Manager                        546,977      277,983
Fidelity             Self Directed Accounts             4,276,648**  1,832,341**
                                                       ----------   ----------
           Total mutual funds                          13,331,005    5,715,718

Loans to
   Participants      6% to 9%                           2,055,338    1,195,211

New York Life        Investment Contract, 6.51%         1,048,665            -

Provident National   Investment Contract, 7.27%            73,963      253,113

Principal Mutual     Investment Contract, 6.23%           150,660      521,108
  Life

John Hancock Mutual  Investment Contract, 6.22%         2,049,572    1,079,168
   Life

John Hancock Mutual  Investment Contract, 6.51%         1,405,582    1,446,083
   Life

Metropolitan Life    Investment Contract, 7.42%         2,994,071    3,050,842*
                                                       ----------   ----------
           Total Guaranteed Investment Contracts        7,722,513    6,350,314
                                                       ----------   ----------

     TOTAL                                            $66,666,251  $48,035,119
                                                       ==========   ==========
*  Represents 5% or more of Plan assets.

** Represents the total of thirty-five individual mutual funds managed by Fidelity Investments, none of which exceed 5% or more of Plan assets.

D.  SHARE AND UNIT VALUES

All assets invested in the Plan are expressed in terms of units. The number of units credited to each participant's account will be determined by the amount of deferred savings and the current value of each unit in the fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The following summarizes the Plan's number of units and the value of each unit by fund as at:




                                                   - 11 -

                      SATURN PERSONAL CHOICES SAVINGS PLAN
                           FOR NON-REPRESENTED MEMBERS

                    NOTES TO FINANCIAL STATEMENTS - Continued

                                      DECEMBER 31,          SEPTEMBER 30,
                                  NUMBER OF VALUE OF    NUMBER OF   VALUE OF
                                    UNITS   EACH UNIT     UNITS     EACH UNIT
                                    -----   ---------     -----     ---------
FISCAL YEAR 1996
----------------
GM $1-2/3 par value Common

    Stock Fund                     158,470  $134.180      167,441   $115.680
GM Class H Common Stock Fund        23,185   156.740       20,113    161.380
EDS Common Stock Fund               60,871   112.810       62,421    159.120
Income Fund                        904,019    11.391      688,602     11.215
Equity Index Fund                  507,039    16.390      472,274     15.620
Balanced Fund                       44,524    14.160       33,988     13.390
Fidelity Magellan Fund              35,176    80.650       33,466     76.050
Fidelity Puritan Fund               71,574    17.240       63,500     16.480
Fidelity Contrafund                104,664    42.150       78,724     40.540
Fidelity Asset Manager              32,698    16.470       27,013     16.490

                                        JUNE 30,             MARCH 31,
                                  NUMBER OF VALUE OF    NUMBER OF   VALUE OF
                                    UNITS   EACH UNIT     UNITS     EACH UNIT
                                    -----   ---------     -----     ---------
FISCAL YEAR 1996
----------------
GM $1-2/3 par value Common
    Stock Fund                     147,914  $126.040      142,829   $128.230
GM Class H Common Stock Fund        17,807   167.550       12,749    176.950
EDS Common Stock Fund               66,938   139.530       68,044    147.640
Income Fund                        711,754    11.038      672,017     10.866
Equity Index Fund                  466,006    15.150      447,327     14.500
Balanced Fund                       35,658    13.090       31,779     12.770
Fidelity Magellan Fund              31,950    74.800       28,549     87.510
Fidelity Puritan Fund               50,960    17.680       43,998     17.640
Fidelity Contrafund                 68,494    39.340       51,725     38.140
Fidelity Asset Manager              24,613    16.270       22,991     16.010

                                      DECEMBER 31,          SEPTEMBER 30,
                                  NUMBER OF VALUE OF    NUMBER OF   VALUE OF
                                    UNITS   EACH UNIT     UNITS     EACH UNIT
                                    -----   ---------     -----     ---------
FISCAL YEAR 1995
----------------
GM $1-2/3 par value Common
    Stock Fund                     148,043  $126.370      143,039   $111.620
GM Class H Common Stock Fund        12,334   139.410       11,973    117.200
GM Class E Common Stock Fund        55,559   134.710       51,092    118.110
Income Fund                        665,358    10.710      678,095     10.527
Equity Index Fund                  422,275    13.760      389,621     12.980
Balanced Fund                       22,758    12.410       11,527     11.850
Fidelity Magellan Fund              20,507    85.980       14,048     92.370
Fidelity Puritan Fund               32,182    17.010       22,106     16.780
Fidelity Contrafund                 34,356    38.020       22,757     40.610
Fidelity Asset Manager              17,538    15.850       11,014     15.470

                                        JUNE 30,             MARCH 31,
                                  NUMBER OF VALUE OF    NUMBER OF   VALUE OF
                                    UNITS   EACH UNIT     UNITS     EACH UNIT
                                    -----   ---------     -----     ---------
FISCAL YEAR 1995
----------------
GM $1-2/3 par value Common
    Stock Fund                     140,157  $110.810      139,899   $104.110
GM Class H Common Stock Fund        10,978   112.660        9,341    116.920
GM Class E Common Stock Fund        46,893   112.570       47,832    100.630
Income Fund                        569,976    10.353      503,430     10.182
Equity Index Fund                  370,174    12.020      367,639     10.970
Balanced Fund                        9,568    11.220        1,878     10.560
Fidelity Magellan Fund               5,953    83.500        1,950     72.440
Fidelity Puritan Fund               14,857    16.150        4,006     15.420
Fidelity Contrafund                 11,965    36.560        4,668     32.120
Fidelity Asset Manager               7,575    14.800        4,853     14.060

                      SATURN PERSONAL CHOICES SAVINGS PLAN
                           FOR NON-REPRESENTED MEMBERS

                    NOTES TO FINANCIAL STATEMENTS - Continued

E.  FUND INFORMATION

Participant and employer contributions, investment income (loss), benefits paid to participants, and interfund transfers by fund are as follows for the years ended December 31, 1996 and 1995:

                                                    1996              1995
Participant Contributions:

GM $1-2/3 par value Common Stock Fund          $3,875,153        $4,339,527
GM Class H Common Stock Fund                      728,070           466,668
EDS Common Stock Fund                             690,423         1,557,413
Income Fund                                     1,663,491         2,037,384
Equity Index Fund                               1,205,705         1,200,942
Balanced Fund                                     105,504            72,319
Fidelity Magellan Fund                            837,046           627,826
Fidelity Puritan Fund                             343,554           309,619
Fidelity Contrafund                               730,917           557,848
Fidelity Asset Manager                            168,155           168,275
Self-Directed Accounts                            752,533           594,703
                                               ----------        ----------
                                              $11,100,551       $11,932,524
                                               ==========        ==========

Employer Contributions:

GM $1-2/3 par value Common Stock Fund          $2,835,614        $1,890,037
                                                =========         =========


Investment Income (Loss):

GM $1-2/3 par value Common Stock Fund          $1,993,610        $4,070,131
GM Class H. Common Stock Fund                     246,386           451,717
EDS Common Stock Fund                          (1,348,574)        1,819,152
Income Fund                                       562,922           409,759
Equity Index Fund                               1,465,708         1,434,923
Balanced Fund                                      61,020            16,966
Fidelity Magellan Fund                            280,676           126,006
Fidelity Puritan Fund                             136,312            45,560
Fidelity Contrafund                               564,955           139,849
Fidelity Asset Manager                             50,178            22,926
Self-Directed Accounts                            416,182           144,574
                                                ---------         ---------
                                               $4,429,375        $8,681,563
                                                =========         =========

Benefits Paid to Participants:

GM $1-2/3 par value Common Stock Fund            $413,485          $461,283
GM Class H Common Stock Fund                       57,850           193,213
EDS Common Stock Fund                             127,128            51,136
Income Fund                                       291,718           207,603
Equity Index Fund                                 118,436           199,738
Balanced Fund                                       7,248               243
Fidelity Magellan Fund                             31,518            34,710
Fidelity Puritan Fund                              14,540            10,239
Fidelity Contrafund                                50,538            41,381
Fidelity Asset Manager                             17,200             3,999
Self-Directed Accounts                              9,563             4,431
                                                ---------         ---------
                                               $1,139,224        $1,207,976
                                                =========         =========


                      SATURN PERSONAL CHOICES SAVINGS PLAN
                          FOR NON-REPRESENTED MEMBERS

                   NOTES TO FINANCIAL STATEMENTS - Continued

Interfund Trust Transfers                    1996           1995

GM $1-2/3 par value Common Stock Fund    $(6,228,502)  $(3,545,395)
GM  Class H Common Stock Fund              1,065,935       209,051
EDS  Common Stock Fund                        41,099      (130,318)
Income  Fund                               1,421,427       (32,064)
Equity Index Fund                            312,135      (126,056)
Balanced  Fund                               187,711       203,329
Fidelity Magellan Fund                       (60,377)    1,153,547
Fidelity Puritan Fund                        164,208       280,424
Fidelity Contrafund                        1,808,676       760,860
Fidelity Asset Manager                        32,068       129,478
Self-Directed Accounts                     1,255,620     1,097,144
                                           ---------     ---------
                                          $        -    $        -
                                           =========     =========
F.  THE MASTER TRUST

As of December 21, 1994, the Corporation established the General Motors Savings Plans Master Trust (the "Master Trust") pursuant to a trust agreement among the Corporation, Saturn Corporation and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

Employee benefit plans participating in the Master Trust include the following:

o General Motors Savings - Stock Purchase Program for Salaried Employees in the United States
o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
o   Saturn Individual Savings Plan for Represented Members
o   Saturn Personal Choices Savings Plan for Non-Represented Members

The Master Trust is composed of five master trust investment options: the GM $1-2/3 Common Stock Fund, the GM Class H Common Stock Fund, the EDS Common Stock Fund, the Equity Index Fund, and the Balanced Fund. Each of these investment options is described in Note A. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the five master trust investment options.

The net investment income of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each Master Trust investment fund, as compared with the total interest in each Master Trust investment fund of all the participating plans at the beginning of the month.

The Plan's share of the total Master Trust is summarized as follows as of December 31, 1996 and 1995:

                                                   1996           1995
                                                   ----           ----

Value of interest in Master Trust               $40,974,143  $34,004,854
                                                 ----------   ----------
Percentage of total Master Trust                      0.55%        0.46%
                                                 ----------   ----------
Value of interest in the net investment
  income from Master Trust accounts             $2,418,034    $7,792,890
                                                 ---------    ----------
Percentage of total Master Trust net
  investment gain                                     0.34%        0.42%
                                                  --------     ---------

                      SATURN PERSONAL CHOICES SAVINGS PLAN
                           FOR NON-REPRESENTED MEMBERS

                    NOTES TO FINANCIAL STATEMENTS - Continued


The net assets available for benefits of all participating plans in the Master Trust at December 31, 1996 and 1995 are summarized in thousands as follows:

                                                    1996          1995
ASSETS                                          -----------   -----------

    Investments, at fair value:
       Common Stock:
          General Motors $1-2/3 par value        $4,237,497   $4,696,965
          General Motors Class H, $0.10 par value   389,506      261,927
          EDS Common Stock Fund                     632,206      759,539
          Other Corporate                            12,440       11,666
       U.S. Government Securities                     1,875           33
       Common/Collective Trust                    2,063,946    1,612,315
       Cash                                          79,952      103,410

                                                  ---------    ---------
          Total investments                       7,417,422    7,445,855

    Receivables:
       Due from broker for investments sold           2,081       13,152
       Accrued investment income                      1,633        1,591
                                                  ---------    ---------

          Total receivables                           3,714       14,743
                                                  ---------    ---------

          Total assets                           $7,421,136   $7,460,598
                                                  ---------    ---------
LIABILITIES:
    Due to broker for securities purchased              (49)        (186)
                                                  ---------    ---------

Net assets available for benefits                $7,421,087   $7,460,412
                                                  =========    =========

The net investment income of all participating plans in the Master Trust for the years ended December 31, 1996 and 1995 is summarized in thousands as follows:

Interest                                            $ 5,651   $    9,570
Dividends                                           145,877      125,249
Net appreciation in fair value of investments:
    Common stocks                                   192,900    1,296,102
    U.S. Government securities                           78          109
    Common and collective trusts                    365,828      405,995
    Registered investment company                     6,410        9,301
                                                    -------    ---------
       Total net appreciation in fair value
          of investments                            565,216    1,711,507
                                                    -------    ---------
       Total investment income                     $716,744   $1,846,326
                                                    =======    =========


                      SATURN PERSONAL CHOICES SAVINGS PLAN
                           FOR NON-REPRESENTED MEMBERS

                    NOTES TO FINANCIAL STATEMENTS - Concluded


G.  FEDERAL INCOME TAXES

The Plan was submitted to the Internal Revenue Service (the "IRS") and has received a favorable determination as to its tax-qualified status in meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder has been determined to be exempt from United States Federal income taxes under Section 501(a) of the Code.

The United States Federal income tax status of the Employee with respect to the Plan is described (1) in the Complete Text of the Plan, and (2) included with the confirmation letters sent to the Participant for withdrawals and distributions of assets.





                                   * * * * * *





                                 SATURN PERSONAL CHOICES SAVINGS PLAN
                                     FOR NON-REPRESENTED MEMBERS

                       Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                        AS OF DECEMBER 31, 1996

Column A    Column B          Column C                           Column D    Column E
---------   ----------------  -------------------------          ----------  ----------
            Identity of
            Issue, Borrower,
            Lessor, or                                                         Current
            Similar Party     Description of Investment             Cost        Value
---------   ----------------  -------------------------          ----------  -----------

     *     State Street Bank  Value of Interest in
             and Trust          General Motors Savings
                                Plans Master Trust              $42,926,713   $40,974,143

     *     State Street Bank  Fixed Income Fund                   2,579,300     2,583,252
             and Trust
                              Mutual Funds:
           Fidelity             Magellan                          2,889,225     2,831,013
           Fidelity             Puritan                           1,229,589     1,234,619
           Fidelity             Contrafund                        4,155,536     4,441,748
           Fidelity             Asset Manager                       543,987       546,977
           Fidelity             Capital Appreciation                 19,851        20,529
           Fidelity             Retirement Growth                    53,687        50,390
           Fidelity              Value                              459,594       457,546
           Fidelity              Small Cap Stock                    141,499       151,618
           Fidelity              Low-Priced Stock                    14,353        16,166
           Fidelity              Fifty                               21,281        22,462
           Fidelity              OTC Portfolio                      239,813       243,346
           Fidelity              Stock Selector                      73,375        77,099
           Fidelity              Disciplined Equity                  15,724        15,768
           Fidelity              Growth Company                     298,703       310,975
           Fidelity              Dividend Growth                    308,180       334,661
           Fidelity              Trend                               18,194        17,639
           Fidelity              Blue Chip Growth                   382,918       402,819
           Fidelity              Fund                                78,462        80,843
           Fidelity              Growth & Income Portfolio          266,395       280,407
           Fidelity              Equity Income                      105,354       108,553
           Fidelity              Equity Income II                   321,339       340,720
           Fidelity              Real Estate Investment              30,561        36,469
           Fidelity              Utilities Income                    16,532        16,949
           Fidelity              World Wide                          99,568       106,687
           Fidelity              Canada                               1,201         1,082
           Fidelity              Diversified International          162,621       173,316
           Fidelity              Pacific Basin                        6,581        30,886
           Fidelity              International Growth & Income      121,479       127,933
           Fidelity              Europe                             136,799       144,076
           Fidelity              Overseas                           131,281       133,922
           Fidelity              Asset Manager Growth                 7,758         8,050
           Fidelity              Convertible Securities               9,156         9,343
           Fidelity              Balanced                             3,878         4,054
           Fidelity              Global Bond                         11,112        10,944
           Fidelity              Investment Grade Bond               25,701        25,401
           Fidelity              Government Securities               46,357        45,156
     *     State Street Bank
             and Trust           Money Market                       470,839       470,839
                                                                 ----------   -----------

                                  Total Mutual Funds            $12,918,483   $13,331,005
                                                                 ----------    ----------



                                                     - 17 -

                                   SATURN PERSONAL CHOICES SAVINGS PLAN
                                        FOR NON-REPRESENTED MEMBERS

                          Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     AS OF DECEMBER 31, 1996 - Concluded

Column A    Column B          Column C                           Column D    Column E
---------   ----------------  -------------------------          ----------  ----------
            Identity of
            Issue, Borrower,
            Lessor, or                                                         Current
            Similar Party     Description of Investment             Cost        Value
---------   ----------------  -------------------------          ----------  -----------
                              Loan Fund 6% - 9%                  $2,055,338    $2,055,338

           New York Life      Investment Contract, 6.51%          1,048,665     1,048,665
           John Hancock
             Mutual Life      Investment Contract, 6.22%          2,049,572     2,049,572
           John Hancock
             Mutual Life      Investment Contract, 6.51%          1,405,582     1,405,582
     *     Metropolitan Life  Investment Contract, 7.42%          2,994,071     2,994,071
           Principal Mutual
             Life             Investment Contract, 6.23%            150,660       150,660
           Provident National Investment Contract, 7.27%             73,963        73,963
                                                                 ----------    ----------
                                Total Guaranteed Investment
                                  Contracts                       7,722,513     7,722,513
                                                                 ----------    ----------

                              Total Assets Held for Investment  $68,202,347   $66,666,251
                                                                 ==========    ==========

*  Indicates party-in-interest






                                       SATURN PERSONAL CHOICES SAVINGS PLAN
                                            FOR NON-REPRESENTED MEMBERS

                                   Item 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                       FOR THE YEAR ENDED DECEMBER 31, 1996
                               SERIES OF TRANSACTIONS IN EXCESS OF 5% OF NET ASSETS


   Column A          Column B        Column C    Column D   Col. E    Column F   Column G    Column H    Column I
--------------    ---------------   ----------  ----------  ------  ----------- ----------  ----------  ---------
                                                                      Expense                 Current
                                                                      Incurred                Value of
  Identity of                         Purchase    Selling   Lease       With     Cost of      Asset on   Net Gain
  Party/Broker      Description        Price       Price    Rental  Transaction    Asset    Trans. Date   (Loss)
--------------    ---------------   ----------  ----------  ------  ----------- ----------  ----------- ---------


State Street Bank  Fixed Income     $10,682,930 $   -      $  -      $  -    $10,682,930  $10,682,930 $    -
and Trust          Fund                  -      8,865,259     -         -      8,865,259    8,865,259      -

Fidelity           Magellan          2,743,714      -         -         -      2,743,714    2,743,714      -
                                         -      1,568,949     -         -      1,607,663    1,568,949   (38,714)

Fidelity           Contrafund        3,436,390      -         -         -      3,436,390    3,436,390      -
                                         -        600,755     -         -        575,651      600,755    25,104
                                    ---------   ---------   ------   ------   ----------   ----------   -------

                                   $16,863,034 $11,034,963    -         -    $27,911,607  $27,897,997  $(13,610)
                                    ==========  ==========  ======   ======   ==========   ==========   =======



There are no single reportable transactions that reach the 5% of beginning net assets criteria.














                                                        - 19 -